Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 24, 2009

Contact:	Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – December 2, 2009 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 24, 2009.

Net income was $4,542,000 in the first quarter of fiscal 2010, a decrease of 29% from the first quarter of the prior year.  Net income decreased primarily due to low same store sales growth, decreased gross profit as a percentage of sales, and increased operating expense as a percentage of sales.

Sales were $302,784,000 in the first quarter of fiscal 2010, an increase of 4.1% compared to the first quarter of the prior year.  Sales increased primarily due to the opening of the Marmora, New Jersey store on May 31, 2009.  Same store sales increased .6% as increased transaction counts at most stores were offset by a decrease in the average transaction size and cannibalization from the opening of the Marmora store.  This compares to the same store sales increase in the first quarter of the prior year of 4.2%.  The Company believes that the low same store sales growth is due to food price deflation and changing consumer behavior due to economic weakness, which has resulted in increased coupon usage, sale item penetration and trading down.  The Company expects same store sales for all of fiscal 2010 to increase by 1% to 2%.

Gross profit as a percentage of sales decreased to 26.6% in the first quarter of fiscal 2010 compared to 27.3% in the first quarter of the prior year due to decreased departmental gross margin percentages, higher promotional spending and a changed product mix.

Operating and administrative expense as a percentage of sales increased to 22.6% in the first quarter of fiscal 2010 compared to 22.3% in the first quarter of the prior year primarily due to increased medical, worker’s compensation insurance and pension costs.

Village Super Market operates a chain of 26 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; the outcome of the approval process for the Washington replacement store; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 24, 2009	October 25, 2008

Sales	$302,784	$290,984

Cost of sales	222,216	211,513

Gross profit	80,568	79,471

Operating and administrative expense	68,377	64,772

Depreciation and amortization	3,970	3,617

Operating income	8,221	11,082

Interest expense	(948)	(726)

Interest income	496	568

Income before income taxes	7,769	10,924

Income taxes	3,227	4,557

Net income	$4,542	$6,367

Net income per share: (1)(2)
Class A common stock:
Basic	$.41	$.58
Diluted	$.34	$.47

Class B common stock:
Basic	$.27	$.38
Diluted	$.26	$.37

Gross profit as a % of sales	26.6%	27.3%

Operating and administrative expense as a % of sales	22.6%	22.3%

(1)	All per share amounts have been adjusted to reflect the two-for-one stock split effective January 22, 2009.
(2)
Effective July 26, 2009, net income per share amounts for prior periods have been revised to reflect a new accounting standard requiring share-based awards containing non forfeitable rights to dividends be treated as participating securities.